Exhibit 99.1

Georgeson Inc.

480 Washington Blvd., 26th Floor

Jersey City, NJ 07310

www.georgeson.com

March 27, 2015

Tata Motors Limited

Bombay House

24, Homi Mody Street

Mumbai, India

400 001

Re:	Information Agent

This Letter of Agreement, including the Appendix attached hereto (collectively, this “Agreement”), sets forth the terms and conditions of the engagement of Georgeson Inc. (“Georgeson”) by Tata Motors Limited (the “Company”) to act as Information Agent in connection with the Company’s rights offering in the United States (the “Offering”). The term of this Agreement shall be the term of the Offering, including any extensions thereof.

(a)	Services. Georgeson shall perform the services described in the Fees & Services Schedule attached hereto as Appendix I (such services, collectively, the “Services”).

(b)	Fees. In consideration of Georgeson’s performance of the Services, the Company shall pay Georgeson the amounts, and pursuant to the terms, set forth on the Fees & Services Schedule attached hereto as Appendix I, together with the Expenses (as defined below). The Company acknowledges and agrees that the Fees & Services Schedule shall be subject to adjustment if the Company requests Georgeson to provide services with respect to additional matters or a revised scope of work.

(c)	Expenses. In addition to the fees and charges described in paragraphs (b) and (d) hereof, Georgeson shall charge the Company, and the Company shall be solely responsible, for the following costs and expenses (collectively, the “Expenses”):

•	costs and expenses incidental to the Offering, including without limitation the mailing or delivery of Offering materials;

•	costs and expenses relating to Georgeson’s work with its agents or other parties involved in the Offering, including without limitation charges for bank threshold lists, data processing, market information, telephone directory assistance, facsimile transmissions or other forms of electronic communication;

•	costs and expenses incurred by Georgeson at the Company’s request or for the Company’s convenience, including without limitation for copying, printing of additional and/or supplemental material and reasonable travel by Georgeson’s personnel; and

•	any other costs and expenses authorized by the Company during the course of the Offering, including without limitation those relating to advertising (including production and posting), media relations and analytical services.

Tata Motors Limited

March 27, 2015

The Company shall pay all applicable taxes incurred in connection with the delivery of the Services or Expenses.

(d)	Custodial Charges. Georgeson agrees to check, itemize and pay on the Company’s behalf the charges of brokers and banks, with the exception of Broadridge Financial Solutions, Inc. (which will bill the Company directly), for forwarding the Company’s offering material to beneficial owners. The Company shall reimburse Georgeson for such broker and bank charges in the manner described in the Fees & Services Schedule.

(e)	Notification of Fees and Expenses: Georgeson agrees to promptly notify the Company in writing once the aggregate amount of fees and Expenses payable by the Company pursuant to this Agreement exceeds US$35,000, providing at such time reasonable details with respect to the fees and expenses incurred hereunder. Such notice shall be sent by way of Facsimile to the Attention of Mr. Hoshang Sethna, Company Secretary at +91 22 6665 7799.

(f)	Compliance with Applicable Laws. The Company and Georgeson hereby represent to one another that each shall comply with all applicable laws relating to the Offering, including, without limitation, the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(g)	Indemnification; Limitation of Liability.

(i)	The Company shall indemnify and hold harmless Georgeson, its affiliates and their respective stockholders, officers, directors, employees and agents (the “Georgeson Indemnified Persons”) from and against any and all losses, claims, damages, costs, charges, counsel fees and expenses, payments, expenses and liability (collectively, “Losses”) arising out of or relating to the performance of the Services, including the reasonable costs and expenses of defending against any Loss or enforcing this Agreement, except to the extent such Losses shall have been determined by a court of competent jurisdiction to be a result of Georgeson’s gross negligence or willful misconduct.

Georgeson shall indemnify and hold harmless the Company, its affiliates and their respective, officers, directors, employees and agents (the “Company Indemnified Persons”) from and against any and all Losses arising out of or relating to the performance of the Services by Georgeson or its affiliates, or their respective officers, directors, employees and agents, including the reasonable costs and expenses of defending against any Loss or enforcing this Agreement, to the extent such Losses shall have been determined by a court of competent jurisdiction to be a result of the Company’s gross negligence or willful misconduct.

Georgeson shall notify the Company promptly upon becoming aware of the assertion of a claim against any Georgeson Indemnified Person; provided, however, that the failure to notify the Company shall not relieve the Company from any liability which it may have under this paragraph (g) except to the

Tata Motors Limited

March 27, 2015

extent it has been materially prejudiced by such failure, and the Company may elect to conduct the defense of the applicable Indemnified Person(s). The Company shall notify Georgeson promptly upon becoming aware of the assertion of a claim against any Company Indemnified Person, and Georgeson may elect to conduct the defense of the applicable Indemnified Person(s). The Indemnified Persons shall nevertheless be entitled to participate in such action or proceeding and retain its own counsel at such Indemnified Person’s expense.

(ii)	Notwithstanding anything herein to the contrary, but without limiting either party’s indemnification obligations set forth in clause (i) above, neither party shall be liable for any incidental, indirect, special or consequential damages of any nature whatsoever, including, but not limited to, loss of anticipated profits, occasioned by a breach of any provision of this Agreement, even if apprised of the possibility of such damages.

(iii)	Any liability whatsoever of Georgeson, its affiliates or any of their respective stockholders, officers, directors, employees or agents hereunder or otherwise relating to or arising out of performance of the Services will be limited in the aggregate to three (3) times the fees and charges paid hereunder by the Company to Georgeson (but not including Expenses).

(iv)	This paragraph (f) shall survive the termination of this Agreement.

(h)	Governing Law. This Agreement shall be governed by the substantive laws of the State of New York without regard to its principles of conflicts of laws, and shall not be modified in any way, unless pursuant to a written agreement which has been executed by each of the parties hereto. The parties agree that any and all disputes, controversies or claims arising out of or relating to this Agreement (including any breach hereof) shall be subject to the jurisdiction of the federal and state courts in New York County, New York and the parties hereby waive any defenses on the grounds of lack of personal jurisdiction of such courts, improper venue or forum non conveniens. The parties waive all right to trial by jury in any action, proceeding or counterclaim arising out of this Agreement.

(i)	Relationship. The Company agrees and acknowledges that Georgeson shall be the primary information agent retained by the Company in connection with the Offering. Georgeson hereby consents to the disclosure of its name in connection with its role as information agent in the offering document and other materials prepared in connection with the Offering.

(j)

Confidentiality. Georgeson agrees to preserve the confidentiality of (i) all material non-public information provided by the Company or its agents for Georgeson’s use in fulfilling its obligations hereunder and (ii) any information developed by Georgeson based upon such material non-public information (collectively, “Confidential Information”); provided that Georgeson may disclose such Confidential Information as required by law and otherwise to its officers, directors, employees, agents or affiliates to the extent reasonably necessary to perform the Services hereunder. For purposes of this Agreement, Confidential Information shall not be deemed to include

Tata Motors Limited

March 27, 2015

any information which (w) is or becomes generally available to the public other than as a result of a disclosure by Georgeson or any of its officers, directors, employees, agents or affiliates; (x) was available to Georgeson on a nonconfidential basis and in accordance with law prior to its disclosure to Georgeson by the Company; (y) becomes available to Georgeson on a nonconfidential basis and in accordance with law from a person other than the Company or any of its officers, directors, employees, agents or affiliates who is not otherwise bound by a confidentiality agreement with the Company or is not otherwise prohibited from transmitting such information to a third party; or (z) was independently and lawfully developed by Georgeson without access to the Confidential Information. The Company agrees that all reports, documents and other work product provided to the Company by Georgeson pursuant to the terms of this Agreement are for the exclusive use of the Company and may not be disclosed to any other person or entity without the prior written consent of Georgeson. The confidentiality obligations set forth in this paragraph shall survive the termination of this Agreement.

(k)	Entire Agreement; Appendix. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof. The Appendix to this Agreement shall be deemed to be incorporated herein by reference as if fully set forth herein. This Agreement shall be binding upon all successors to the Company (by operation of law or otherwise).

[Remainder of page intentionally left blank. Signature page follows.]

Tata Motors Limited

March 27, 2015

If the above is acceptable, please execute and return the enclosed duplicate of this Agreement to Georgeson Inc., 480 Washington Blvd. – 26th floor, Jersey City, NJ 07310, Attention: Christopher M. Hayden.

Sincerely,

GEORGESON INC.

By:	/s/ Christopher M. Hayden
Christopher M. Hayden

Title:	Senior Managing Director

Agreed to and accepted as of the date first set forth above:

TATA MOTORS LIMITED

By:	/s/ Hoshang Sethna

Title:	Hoshang Sethna Comapny Secretary

March 27, 2015

APPENDIX I

TATA MOTORS LIMITED

FEES & SERVICES SCHEDULE

BASE SERVICES	US$12,500

• Advance review of Offering documents

• Strategic advice relating to the Offering

• Dissemination of Offering documents to bank and broker community (as well as requesting retail investors)

• Dissemination of notices to offerees

• Communication with bank and broker community during Offering period

• Communication with the rights agent to monitor progress of the Offering

• Providing progress updates to the company

ADDITIONAL SERVICES

• Provide dedicated toll-free telephone numbers for investor inquiries	Included

• Inbound telephone communications from retail investors (i.e. beneficial owners)	US$6.00 per call

• Direct telephone communication with retail investors (i.e., registered and NOBO shareholders)	US$5.00 per call

NOTE: The foregoing fees are exclusive of Expenses and custodial charges as described in paragraphs (c) and (d) of this Agreement.

FEE PAYMENT INSTRUCTIONS

The Company shall pay Georgeson as follows, in each case upon receipt of an invoice detailing such fees and expenses:

•	Upon execution of this Agreement, the Company shall pay Georgeson US$6,250, which amount is in consideration of Georgeson’s commitment to represent the Company and is non-refundable;

•	Upon completion of the Offer, the Company shall pay Georgeson the sum of (i) US$6,250. (ii) any variable fees as described above under “Additional Services” which have accrued over the course of the Offering, (iii) all unreimbursed custodial charges, as described in paragraph (d) of this Agreement, and (iv) all Expenses.

Georgeson will send the Company an invoice for each of the foregoing payments, which invoices will include written transfer instructions.